CHEMICAL


 Chemical Bank                               Robert J. Arth
 633 Third Avenue                            Vice President
 New York, NY 10017-6764                     Asset Based Region
 212/1622-5273
 Fax-212/622-5271

 Mr Ward Urban
 Vice President and Treasurer                September 20, 1995
 American Banknote Corporation
 51 W 52nd Street
 New York, N Y 10019



RE: Proposed $20,000,000 Revolving Credit Facility for American
                                                 Bank Note Company
& American Bank Note Holographics, Inc.



Dear Mr Urban:

We are pleased to advise you that the Credit Committee of Chemical Bank ("Chemical", the "Bank" or the "Agent") has approved a $20.000.000 senior secured. three year Revolving Credit ("Credit Facility") for American Bank Note Company ("ABN") and American Bank Note Holographics. Inc ("ABNH") (jointly and severally the "Borrowers") The Credit Facility will be available to the Borrowers to (I) refinance outstanding debt under the revolving credit agreement between the Borrowers and Citibank, as agent, for itself and the lenders dated on or about May 26, 1992; (ii) provide up to $ 10,000,000 towards Letters of Credit. subject to certain Imitations outlined in the attached Outline of Terms: (iii) provide up to $10,000,000 towards Permitted Acquisitions as defined in and subject to certain limitations outlined in the attached Outline of Terms: and (iv) provide ongoing working capital support for the Borrowers.

The proposed transaction is subject to, without limitation, the general terms and conditions contained in the attached Outline of Terms, dated as of September 20, 1995 which, by reference, is incorporated into this commitment letter. This commitment


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letter and Outline of Terms supersedes all prior proposals
issued to you by the Agent. The text of this letter and Outline is intended to provide a brief description of the principal terms of this transaction as contemplated by the Agent and will not be considered as prejudicing the final terms and conditions which have yet to be negotiated and agreed and which will be contained in the final documentation. Furthermore, this offer is subject, but not limited, to (I) no situation occurring which would, in the opinion of the Agent, materially adversely affect (a) the ability of any Borrower or Guarantor (as defined in the Outline of Terms) to perform its obligations under the documents governing the proposed transaction and/or (b) the assets and properties contemplated to be pledged as collateral in connection with the proposed transaction: and (ii) the preparation, completion and execution of legal documentation that is satisfactory to the Agent and its counsel.

By executing this letter, the Borrowers agree to indemnify, defend and hold harmless the Bank and its officers, directors, controlling persons, agents, employees and counsel (collectively the "Indemnified Persons") from and against any and all losses, claims, damages, inabilities, deficiencies, judgments or expenses incurred by any of them arising out of or by result of any litigation, investigation, claim or proceeding, pending or threatened,. which arise out of or are in, any way based upon this letter and the financing facility contemplated herein, including without limitation, amounts paid in settlement, court costs and the fees and disbursements of counsel incurred in connection with any such litigation investigation, claim or proceeding, but excluding any loss, claim, damage, liability deficiency, judgment or expense arising from the gross negligence and willful misconduct of the Indemnified Persons.

Based upon your acceptance of this commitment letter, and your payment of and acknowledgment that the portion of the Structuring Fee due upon acceptance of this commitment letter, as detailed in the Structuring Fee definition in the attached Outline of Terms (with the balance of such Structuring Fee due at closing), is non-refundable, we shall authorize our attorneys to prepare the necessary documentation, the charges for which you agree to pay, whether or not the transaction
contemplated herein, is consummated.   ln addition,  this offer
is governed by the laws of the State of New York, shall not be assignable, and may not be amended,


                               -2-
waived or modified without the Bank's prior written consent and is contingent upon your acceptance by September 21, 1995 and to documentation for the proposed transaction being executed and delivered, and a closing occurring no later than November 2, 1995.

In addition, the Borrowers and the Bank agree that this letter is delivered on the understanding that neither this letter nor any of its terms or substance shall be disclosed by you, directly or indirectly, to any other person, except to the Borrower's and Citibank's respective employees, agents, advisors and shareholders who are directly involved in the consideration of this matter.

If this letter or the subject matter hereof becomes the subject of any dispute, each of 'the parties waives trial by jury in connection herewith. The Borrowers and Chemical waive any claims for consequential damages with respect to any such dispute.

If the Outline of Terms and this commitment letter correctly set forth your understanding of the terms and conditions we have discussed, please indicate your acceptance by signing in the space provided below and returning the original to us, together with the portion of the Structuring Fee in the amount of $100,000. We appreciate this opportunity to work with you and look forward to the continued development of our relationship.

    Very truly yours,
    CHEMICAL BANK

    Robert Arth
    ss/ Robert J. Arth
    Vice President

ACCEPTED THIS 21 DAY OF SEPT., 1995
American Bank Note Company

BY:ss/Ward Urban
Vice President & Treasurer

ACCEPTED THIS 21 DAY OF SEPT., 1995
American Bank Note Holographics, Inc.

BY: ss/Ward Urban
Vice President & Treasurer
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